UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2025

Commission File Number: 001-36625

CyberArk Software Ltd.
 (Translation of registrant’s name into English)

CyberArk Software Ltd.
9 Hapsagot St.
Park Ofer B, P.O. Box 3143
Petach-Tikva, 4951040 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

On June 5, 2025, CyberArk Software Ltd. (the “Company”) issued a press release announcing the pricing of $1.1 billion principal amount of convertible senior notes (the “notes”) in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The size of the offering was increased from the previously announced $750.0 million aggregate principal amount of notes. A copy of this press release is attached as Exhibit 99.1 to this Report on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2025
CYBERARK SOFTWARE LTD.

	By:	/s/ Erica Smith
	Name:	Erica Smith
	Title:	Chief Financial Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated June 5, 2025 titled “CyberArk Software Ltd. Announces Pricing of Upsized Private Offering of $1.1 billion of 0.00% Convertible Senior Notes due 2030”.